Addendum to Contract

Addendum No. 2 to the Contract with the Effective Date of 08/11/2022 between

[redacted] (Seller)

and Arrived Holdings, Inc. and/or Assigns (Buyer)

concerning the property described as: 6410 Sunset Avenue, A & B, Panama City Beach, FL 32408

Lot 10, Block 3 of HOLIDAY BEACH UNIT EIGHT, Plat Book 11, Page 61, of the Public Records of Bay County, FL

(the "Contract"). Seller and Buyer make the following terms and conditions part of the Contract:

Buyer and Seller acknowledge and agree that 6410 Sunset Avenue A & B, Panama City, FL is now being purchased by Arrived Holdings, Inc.

Buyer will wire an additional $13,000.00 EMD to Burke Blue Title Company. EMD is due by August 26th at 4pm Central.

Buyer waives finance approval contingency.

Buyer: [redacted] dotloop verified 08/24/22 12:48 PM PDT MXFT-EMSH-LSYR-4YFI Date:

Buyer: Date:

Seller: Date:

Seller: [redacted] Date: